SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2002

REUTERS GROUP PLC
(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F |X|	Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes |_|	No |X|

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC (Registrant)

Dated: October __, 2002	By:	/s/ Nancy C. Gardner —————————

17 September 2002

Reuters – Contract Tender Statement

London – Reuters, the global information, news and technology group confirms that it is in a competitive tendering process for a significant contract with Merrill Lynch to supply it with a range of products and services.  The outcome of this tender has not been confirmed and discussions continue.

ENDS

Contacts:

Peter V Thomas
Director, Corporate Communications
Reuters
Tel +44 020 7542 4890
Peter.v.thomas@reuters.com

Yvonne Diaz
PR Director
Reuters
Tel +44 020 7542 2615
Yvonne.Diaz@reuters.com

Note to editors:

Reuters (www.about.reuters.com) is the leading global provider of financial information, news and technology solutions to financial institutions, the media, businesses and individuals.  Reuters strength is our unique ability to offer customers a combination of content, technology and connectivity.  Our premier position is founded on continuous technological innovation and a reputation for speed, accuracy, integrity and impartiality.  We have over 19,000 staff in 97 countries, including some 2,500 editorial staff in 230 bureaux serving approximately 150 countries, making it the world’s largest international multimedia news agency.  In 2001, Reuters had revenues of £3.9 billion.

Reuters and the sphere logo are the trade marks of the Reuters group of companies.

23 September 2002

Reuters: Instinet and Island complete merger

London – Reuters subsidiary Instinet today completed its merger with Island ECN. The full statement published by Instinet follows below.

Following the close of this all-stock transaction, Reuters holds 62% of Instinet’s share capital on a fully diluted basis.

As previously announced, Reuters expects to receive a special dividend payment from Instinet of US$207 million on or about October 3. Instinet will pay the special dividend of US$1.00 per share to stockholders of record on September 19.

INSTINET AND ISLAND ECN CLOSE HISTORIC MERGER

New York, September 20, 2002 – Instinet Group Incorporated (Nasdaq: INET) and Island ECN announced today that they have completed their merger.  Effective today, Island Holding Company has become a wholly-owned subsidiary of Instinet Group Incorporated.  This combination will offer professional investors and traders superior trading platforms and diverse trading choices in worldwide marketplaces.

“This merger will provide customers with broader and deeper liquidity and offer them better execution opportunities and improved performance across multiple markets in the U.S. and around the globe.  We look forward to setting the standard for delivering the most innovative products and services to our customers,” said Ed Nicoll, Instinet’s newly appointed Chief Executive Officer.

About Instinet:

Instinet, through affiliates, is the largest global electronic agency securities broker and has been providing investors with electronic trading solutions for more than 30 years. Our services enable buyers and sellers worldwide to trade securities directly and anonymously with each other, have the opportunity to gain price improvement for their trades and lower their overall trading costs. Through our electronic platforms, our customers also can access over 40 securities markets throughout the world, including Nasdaq, the NYSE and stock exchanges in Frankfurt, Hong Kong, London, Paris, Sydney, Tokyo, Toronto and Zurich. We also provide our customers with access to research generated by us and by third parties, as well as various informational and decision-making tools. Unlike most traditional broker-dealers, we act solely as an agent for our customers and do not trade securities for our own account or maintain inventories of securities for sale.

About Island:

Island ECN is a technology leader in electronic marketplaces, handling approximately one out of every five trades in Nasdaq securities.[1] Island ECN is also the largest single marketplace for the most heavily traded security in the world, QQQ.[2]

1) Source: Market share for Island calculated from internal data. Island reports a majority of its trades in Nasdaq securities to the Cincinnati Stock Exchange. Nasdaq’s Economic Research Department excludes such trades from their calculations of market share. Island calculates its market share by adding total trades reported to Nasdaq with total trades reported to the CSE.

2) Source: Consolidated volume from AmexTrader, volume for NYSE and AMEX acquired from Reuters terminal, Island volume from Island internal data. Island percent market share of QQQ trading calculated by dividing Island total reported QQQ share volume into consolidated volume. AMEX and NYSE market shares calculated by dividing the volume reported.

# # #

This press release is for information purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any security.

© 2002 Instinet Corporation and its affiliated companies.  All rights reserved.  Member NASD/SIPC.  INSTINET and the INSTINET Mark are service marks in the United States and in other countries throughout the world.  Instinet Corporation is a subsidiary of Instinet Group Incorporated.

This news release may be deemed to include forward-looking statements relating to Instinet.  Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are included in Instinet’s Quarterly Report on Form 10-Q for the period ended June 30, 2002 as Exhibit 99.1, and other documents filed with the SEC and available on the Company’s website.  Certain information regarding Nasdaq trading volumes is also included in the Instinet’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and on the Company’s website at www.instinet.com.  These statements speak only as of the date of this news release, and the Company does not undertake any obligation to update them.

End

Contacts:

Nancy Bobrowitz    Tel: +1 646-223-5220/5221
nancy.bobrowitz@reuters.com

Yvonne Diaz    Tel: +44 20 7542 2615
Yvonne.diaz@reuters.com

John Pitt/Calvin Mitchell    Tel: +1 212 310 7481/7520
Instinet Investor/Corporate Relations – USA
harlan.flint@instinet.com/calvin.mitchell@instinet.com

Note to Editors:

Reuters (www.about.reuters.com) is the leading global provider of financial information, news and technology solutions to financial institutions, the media, businesses and individuals.  Reuters strength is our unique ability to offer customers a combination of content, technology and connectivity.  Our premier position is founded on continuous technological innovation and a reputation for speed, accuracy, integrity and impartiality.  We have over 19,000 staff in 97 countries, including some 2,500 editorial staff in 230 bureaux serving approximately 150 countries, making it the world’s largest international multimedia news agency.  In 2001, Reuters had revenues of £3.9 billion.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

This news release may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.  Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F for the year to 31 December 2001 under the heading ‘Risk Factors’.  Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.